UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with article 12 of CVM Ruling No. 358, has been informed on this date by its managers, Nércio José Monteiro Fernandes, enrolled with CPF/ME under No. 022.256.918-27, Alberto Menache, enrolled with CPF/ME under No. 172.636.238-89 and Alon Dayan, enrolled with CPF/ME under No. 014.642.468-90 (jointly, the “Shareholders”) that, by means of a block trade carried out on the stock exchange on this date, the Shareholders have sold all of the 22,102,368 common shares of the Company held by them, representing 11.70% of the Company’s capital stock.

The sale of shares was carried out in the context of the business combination between Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the “Protocol and Justification of Merger of Linx S.A. shares by STNE Participações S.A.”, dated October 2, 2020 (“Protocol and Justification”) and as approved by the General Shareholders’ Meetings of Linx and of STNE held on November 17, 2020 and does not affect the control composition or the administrative structure of the Company differently from the Transaction, subject to the Protocol and Justification, which has already been approved and disclosed to the market.

The Shareholders informed that they do not hold, directly or indirectly, other securities and derivative financial instruments referenced in Company’s shares.

The Shareholders are parties to the Shareholders’ Agreement entered on July 30, 2014, as amended, which is no longer effective as a result of the sale of shares hereby informed.

The Shareholders are also parties to the Vote Commitment and Assumption of Obligations entered on August 11, 2020, as amended, by and between the Shareholders, STNE and others, which was executed in the context of the Transaction documents and which will be terminated upon the consummation of the Transaction.

São Paulo, June 22, 2021.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer